Filed by Banyan Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Banyan Acquisition Corporation

Commission File No. 001-41236

The following is a press release first made available on December 5, 2023.

Pinstripes and Banyan Acquisition Corp. Announce Effectiveness of Form S-4 Registration Statement

Special Meeting of Banyan Stockholders to Approve Business Combination Scheduled for December 20, 2023

December 05, 2023 08:00 AM Eastern Standard Time

NORTHBROOK, Ill.—(BUSINESS WIRE)—Pinstripes, Inc. (“Pinstripes,” or “the Company”), a best-in-class experiential dining and entertainment brand combining bistro, bowling, bocce and private event space, and Banyan Acquisition Corporation (“Banyan”) (NYSE: BYN), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4, as amended (the “Registration Statement”) filed with the SEC in connection with the previously announced proposed business combination (the “Business Combination”) of Pinstripes and Banyan.

“We are pleased to achieve this important step forward to becoming a publicly traded company,” said Dale Schwartz, Founder and CEO of Pinstripes. “Pinstripes is poised to continue capitalizing on strong consumer demand and to delivering extraordinary experiences through our unique combination of made-from-scratch dining and the timeless games of bowling and bocce. With our iconic community focused venues and our passionate Pinstripes team, we are at an exciting inflection point of growth. Concluding our process of becoming a public company will help accelerate our growth, as Pinstripes continues to create extraordinary, magical connections that bring out the best in everyone.”

“Pinstripes is a leader when it comes to innovation and experiential dining. We are proud to partner with them on this transaction and are thrilled to have achieved this milestone,” added Jerry Hyman, Chairman of Banyan. “Pinstripes continues to demonstrate its ability to execute with its commitment to authenticity, the ongoing success of its current locations as well as the successful opening of its latest location in Westfield Topanga. With more locations in the pipeline and an ability to soundly meet dynamic consumer trends and behavior, Pinstripes offers investors a distinctive entryway into an experiential and fine dining concept with significant whitespace for growth ahead.”

Special Meeting Details

Banyan announced it will hold its special meeting of stockholders (the “Special Meeting”) on December 20, 2023, at 10:00 a.m., Eastern Time, to approve the Business Combination with Pinstripes and related matters. Banyan stockholders of record as of November 20, 2023 are being sent notice of, and are entitled to vote at the Special Meeting.

The Special Meeting will be virtual and conducted via live webcast at https://www.cstproxy.com/banyanacquisition/sm2023. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement.

Every stockholder’s vote FOR ALL the proposals included in the proxy statement is important, regardless of the number of shares held. Banyan stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact Banyan’s proxy solicitor Morrow Sodali LLC at (800) 662-5200 (banks and brokers can call (203) 658-9400) or by emailing BYN.info@investor.morrowsodali.com.

If the necessary proposals at the Special Meeting are approved, Pinstripes and Banyan anticipate that the Business Combination will close shortly after the Special Meeting, subject to the satisfaction of all other closing conditions. Upon the closing of the Business Combination, the combined company’s Class A common stock and warrants are expected to be listed on NYSE under the ticker symbols “PNST” and “PNST WS,” respectively.

About Pinstripes

Born in the Midwest, Pinstripes’ best-in-class venues offer a combination of made-from-scratch dining, bowling and bocce and flexible private event space. From its full-service Italian-American food and beverage menu to its gaming array of bowling and bocce, Pinstripes offers multi-generational activities seven days a week. Its elegant and spacious 25,000 – 38,000 square foot venues can accommodate groups of 20 to 1,500 people for private events, parties, and celebrations. For more information on Pinstripes, please visit www.pinstripes.com.

About Banyan Acquisition Corporation

Banyan Acquisition Corporation (NYSE: BYN) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Chairman Jerry Hyman and Chief Executive Officer Keith Jaffee. For more information on Banyan Acquisition Corporation, please visit www.banyanacquisitioncorp.com.

Additional Information and Where to Find It

On November 28, 2023, Banyan filed with the SEC an amended Registration Statement, which included a preliminary proxy statement and prospectus of Banyan and preliminary consent solicitation statement of Pinstripes in connection with the proposed Business Combination and related matters as described in the Registration Statement. The Registration Statement was declared effective on December 4, 2023, and on December 5, 2023, Banyan filed with the SEC the definitive joint proxy statement/consent solicitation statement/prospectus, which is being mailed or delivered, as applicable, together with other relevant documents, to the respective stockholders of Banyan and Pinstripes. Banyan’s stockholders, Pinstripes' stockholders and other interested persons are advised to read the definitive joint proxy statement/consent solicitation statement/prospectus in connection with Banyan’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination and related matters, and the solicitation of written consents of Pinstripes’ stockholders to approve the Business Combination, because the definitive joint proxy statement/consent solicitation statement/prospectus contains important information about Banyan and Pinstripes and the proposed Business Combination. This press release is not a substitute for the Registration Statement, the definitive joint proxy statement/consent solicitation statement/prospectus or any other document that Banyan or Pinstripes will send to their stockholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

The definitive joint proxy statement/consent solicitation statement/prospectus is being mailed to stockholders of Banyan as of November 20, 2023, the record date established for voting on the proposed Business Combination and related matters and will be sent to stockholders of Pinstripes. Stockholders may obtain copies of the definitive joint proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Banyan Acquisition Corporation, 400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitations

This press release is not a solicitation of a proxy from any investor or security holder. However, Banyan and Pinstripes and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Banyan’s stockholders with respect to the proposed Business Combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Banyan and Pinstripes in the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Caution About Forward-Looking Statements

Certain statements in this press release are “forward-looking statements”. Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The foregoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the Business Combination and the definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Banyan or to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the Business Combination that may be required or appropriate; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors and (11) Pinstripes’ estimates of operating results. The foregoing list of factors is not exhaustive.

Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed Business Combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations:
Pinstripes@icrinc.com

Media:
PinstripesPR@icrinc.com

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